

May 13, 2013

Via E-mail
Roland Sackers
Chief Financial Officer
QIAGEN N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

>   **Re: QIAGEN N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 4, 2013**
> **File No. 000-28564**

Dear Mr. Sackers:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies and Critical Accounting Estimates
Revenue Recognition, page F-11

1. We have reviewed your disclosure and have the following comments:
    - You state "Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the performance period." Please provide us proposed revisions to your disclosure to be included in future filings indicating the factors that determine whether you recognize revenue at the time of sale or over the performance period.
    - With respect to the last paragraph on page F-11, you state "Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either

shipment or written customer acceptance after satisfying any installation and training requirements." Please provide us your analysis with reference to authoritative literature supporting why revenue recognition at the time title transfers to the customer is appropriate. Clarify for us whether there are any remaining performance obligations to provide products or services and your consideration in recognizing revenue when title transfers. Further, regarding your reference to generally in your policy, tell us in what instances and how revenue is recognized when not at the time title transfers.

- With respect to your disclosure in the first paragraph on page F-12, please provide us your analysis with reference to authoritative literature supporting why revenue under your reagent rental agreement is generally recognized as the consumable products are shipped. Further, regarding your reference to generally in your policy, tell us in what instances and how revenue is recognized when not as the consumable products are shipped.

- Regarding the discussion, on page F-12, of contracts with multiple elements accounted for under 605-25, please provide us proposed disclosure to be included in future filings indicating to what revenue and to what extent this discussion relates. Also include in your proposed disclosure a discussion of the significant deliverables and their timing, the units of accounting including why a deliverable is or is not a separate unit of accounting, the composition of arrangement consideration and the general timing of revenue recognition for significant units of accounting. Refer to ASC 605-25-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant